

August 13, 2012

Via E-mail
Alex Norton
Chief Executive Officer
Amperico Corp.
42 Rockwood Crescent
Thornhill, Ontario L4J 7T2
Canada

> **Re:** **Amperico Corp.**
> **Registration Statement on Form S-1**
> **Filed July 18, 2012**
> **File No. 333-182728**

Dear Mr. Norton:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your disclosure that you qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act. Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. Please revise footnote one to your calculation of registration fee table to specify the provision of Rule 457 relied upon to calculate your registration fee.

Prospectus Cover Page

3. Pursuant to Item 501(b)(3) of Regulation S-K, please disclose the aggregate net proceeds that the selling shareholders will receive in this offering assuming all of the shares are sold at the offering price.

4. Please prominently disclose that the company is a shell company. Accordingly, the securities sold in this offering can only be resold through registration under the Securities Act of 1933, Section 4(1), if available, for non-affiliates, or by meeting the conditions of Rule 144(i). Also, revise your disclosure throughout your prospectus, including in your risk factors, to account for the implications of being designated a shell company.

Prospectus Summary, page 3

5. Please disclose in your summary that your auditor have expressed concern about your ability to continue as a going concern.

6. Please revise your summary to clarify that you have not yet developed your on-site analytical software product. In addition, please provide an estimate of the time and cost necessary to develop your product for commercial use. This discussion should address your current lack of funding to execute on your business plan and your sole officer and director's lack of experience in this business sector.

7. Revise your summary to discuss management's reasons for becoming a public company at this time in the company's development. Discuss the pros and cons of doing so, including management's estimate of the increased expenses of publicly reporting. For example, we note that the expenses for this offering are approximately $10,000. This represents a significant portion of your current assets.

Risk Factors, page 6

8. We note that most of your risk factors are generic and could apply to any company. Please provide risk factors that are specific to your industry and proposed business operations, including risks related to software development, internet advertising and collecting information on online behavior.

9. Please provide a risk factor that discusses the potential impact of "Do Not Track" legislation on your proposed business operations. Although we note that the United States has not yet adopted "Do Not Track" legislation, various proposals being discussed would restrict internet companies from collecting and selling data relating to consumer behavior on the internet. Thus, it appears that this potential legislation could affect your proposed products, including your "On-site WebState analytical software designed to capture customer's behavior and customer's feedback on the visited Web Sites." Your

disclosure should include, but not be limited to, a discussion of the potential "Do Not Track" proposals that you believe pose the most significant risk to your proposed operations.

If we do not obtain additional financing…, page 6

10. Please clarify whether your cash on hand is sufficient to execute on your business plan over the next 12 months, including development of your on-site analytical software product.

We incur cost associated with SEC reporting…, page 10

11. We note your statement that you decided to "become an SEC 'reporting company' in order to comply with applicable laws and regulation." Please describe the "applicable laws and regulations" that you are referring to.

12. Please disclose that you will also cease to be an "emerging growth company" if your total annual gross revenue exceeds $1 billion or you issue more than $ billion in non-convertible debt in three years.

Selling Shareholders, page 13

13. We note that the shares being registered for resale represent all of your outstanding common shares held by non-affiliates. Due to the significant number of shares being registered, it appears that the selling stockholders may be acting as conduits for the company in an indirect primary offering. If the offering is a primary offering, you must fix the offering price of the securities for the duration of the offering and identify the selling stockholders as underwriters on the prospectus cover page. In the alternative, provide an analysis of why you believe this is not an indirect primary offering, taking into consideration each of the factors identified in Securities Act Forms Compliance and Disclosure Interpretations 214.02, available at http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm, as well as any other factors you deem relevant.

Business, page 18

14. Please revise your description of your business to clarify the development status of your products. For example, please clarify that you have not yet developed your on-site WebState analytical tool. In addition, please describe the steps necessary to develop and commercialize your products, including the estimated time and expense of each development step. This discussion should address your current lack of funding necessary to develop your products and your sole officer and director's lack of experience and technical expertise in this industry.

15. We note your statement that your proposed "applet" will "provide the means for sending back to the Amperico database for WebState analytics and anonymous storage." Please clarify whether you currently own and operate such as database. To the extent you do currently have this capability, please discuss where this database is hosted and whether you have an off-site back-up for this information.

16. We note your statement that you plan to market your services over the next 12 months to new and existing clients. As discussed above, please clarify whether you believe you will be able to develop and commercialize your products within the next 12 months. To the extent you do believe you will be able to develop these products within that timeframe, please discuss your basis for that belief given your sole officer and director's lack of experience in this industry. Please disclose the aggregate number of your existing clients.

17. Please discuss the current status of your contract with Telvid, including whether you have delivered any products or services to date.

Web Advertising Revenue, page 20

18. We note your statement that the basic applet will contain a certain amount of space allocated for advertising. Please expand you disclosure to describe the "look and feel" of the applet and its orientation on the client's webpage.

Competition, page 20

19. Your description of competition in the industry is generic and could apply to almost any business. Please revise your disclosure to disclose specific characteristics of the WebState analytical service market, including any major service providers in the industry and any material barriers to entry.

Plan of Operation, page 23

20. We note that during July and August 2012 you allocated $200 to "begin development process for analytical tool." Please clarify whether you believe this time period and amount are sufficient to develop your analytical product. To the extent you will need additional time and funding to develop your product, please revise your plan of operations to reflect the development and commercialization of your analytical tool.

21. We note that you do not believe that you have sufficient funding to execute on your business plan over the next 12 months. Please disclose the amount of funding you believe is necessary to develop and commercialize your products or, in the alternative, fund your administrative expenses while you seek financing.

Executive Officer, page 26

22. Please note that pursuant to item 401(f), you are required provide disclosure regarding involvement in the specified legal proceedings during the past **_ten_** years rather than five.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Leigh Ann Schultz, Staff Accountant, at (202) 551-3628 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney Advisor, at (202) 551-3268, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director